UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.
7601 Penn Avenue South
Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Best Buy Retirement Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Minneapolis, Minnesota
June 24, 2016

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
Investments:
Investments at fair value (see Note 3)	$1,157,637,239	$1,173,745,942
Investments at contract value (see Note 4)	160,376,538	170,545,843

Total investments	1,318,013,777	1,344,291,785

Receivables:
Participant contributions	2,046,259	—
Employer contributions	1,112,243	1,110,419
Rollover contributions	—	39,085
Participant loans	36,925,385	61,705,301

Total receivables	40,083,887	62,854,805

NET ASSETS AVAILABLE FOR BENEFITS	$1,358,097,664	$1,407,146,590

See notes to the financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
ADDITIONS:
Contributions:
Participant	$91,021,873	$92,640,614
Employer	49,312,038	53,947,323
Rollovers	2,285,898	1,321,319

Total contributions	142,619,809	147,909,256

Investment income:
Interest and dividend income	58,919,804	63,232,382
Net realized and unrealized depreciation in fair value of investments	(86,217,349)	(7,212,639)

Total additions	115,322,264	203,928,999

DEDUCTIONS:
Benefits paid to participants	(161,361,711)	(229,903,971)
Administrative expenses	(3,009,479)	(2,030,820)

Total deductions	(164,371,190)	(231,934,791)

DECREASE IN NET ASSETS	(49,048,926)	(28,005,792)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,407,146,590	1,435,152,382

End of year	$1,358,097,664	$1,407,146,590

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. ("Best Buy") and subsidiaries (the “Company”) may participate after reaching the age of 18 and completing a minimum period of service. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met.

The Benefits Committee ("Plan administrator") are appointed by a committee of the Board of Directors of the Company and have been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan. Aon Hewitt serves as the Plan recordkeeper. State Street Bank and Trust serves as the Plan trustee. The Plan is subject to the provisions of ERISA.

Contributions - Each year, participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan, subject to Internal Revenue Service (“IRS”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. After one year of service with the company, the Company will match 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and Plan earnings. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's matching contributions into any of the 22 different investment funds or into the employer stock fund by the Plan.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan agreement was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested.

Participant Loans - Employees hired on or after June 1, 2014 may not borrow from their fund accounts, and effective January 1, 2015, no participant may request a new loan under the Plan. Prior to April 1, 2014, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan was processed. Loans require repayment within five years from the loan date, unless the loan was for the purchase of the participant's primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits – Upon termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions. The Plan requires that non-active employee participants with a balance of less than $1,000 are to have accounts distributed as soon as administratively practicable following termination. The Plan has undistributed amounts owed to participants that are no longer active employees of the Company in the amounts of $440,155 and $496,277 as of December 31, 2015 and 2014, respectively.

Forfeitures – Forfeited nonvested accounts are used to either reduce the Company's matching contributions or to pay Plan administrative expenses in accordance with the provisions of the Plan. The balance of forfeited nonvested accounts as of December 31, 2015 and 2014 was $16,185 and $315, respectively. No company matching contributions were paid with forfeitures in 2015, and in 2014, company matching contributions of $483,169 were paid with forfeitures. No administrative expenses were paid with forfeitures in 2015 or 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is a relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value or net asset value, except for the investment contract valued at contract value, as disclosed in Note 4, Investment Contracts. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Investment Income – During the years ended December 31, 2015 and 2014, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $86,217,349 and $7,212,639, respectively.

Participant Loans – Loans from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits – Benefits are recorded upon distribution. At December 31, 2015 and 2014, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses – Plan participants are charged $16.50 per quarter to cover Plan administrative expenses. In addition, certain administrative expenses may be paid through forfeited accounts or by the Company.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the Code's limits. The Plan did not have to return any material excess contributions received during the years ended December 31, 2015 or 2014.

New Accounting Standards – In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-12 retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. The adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $1,641,341, in the statements of net assets available for benefits. Certain historical disclosures that are no longer required were removed.

New Accounting Standards Not Yet Effective – In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 will be effective for the Plan beginning in 2016, with early adoption permitted, and will be applied retrospectively. The Plan administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statements.

Subsequent Events – We have evaluated the effects of events that have occurred subsequent to December 31, 2015, through the filing date of the Form 11-K, and we identified no subsequent events for this period.

3.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 – Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 – Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

i.	Quoted prices for similar assets or liabilities in active markets;

ii.	Quoted prices for identical or similar assets in non-active markets;

iii.	Inputs other than quoted prices that are observable for the asset or liability; and

iv.	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The following table sets forth by level within the fair value hierarchy, the Plan’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2015 and 2014, according to the valuation techniques we used to determine their fair values:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,331,233	$—	$—	$3,331,233
Best Buy Co., Inc. stock fund	117,666,998	—	—	117,666,998
Registered investments
Domestic stocks	204,279,301	—	—	204,279,301
International stocks	109,120,182	—	—	109,120,182
Bond fund	87,462,806	—	—	87,462,806
Pooled funds
BlackRock Equity Index Fund	—	149,118,735	—	149,118,735
Jennison Large Cap Growth Fund	—	118,215,725	—	118,215,725
Managed AMG Funds Timesquare Midcap	—	23,995,108	—	23,995,108
Hewitt Ennis Knupp funds	—	344,447,151	—	344,447,151
Total	$521,860,520	$635,776,719	$—	$1,157,637,239

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$4,720,887	$—	$—	$4,720,887
Best Buy Co., Inc. stock fund	163,527,142	—	—	163,527,142
Registered investments:
Domestic stocks	271,531,895	—	—	271,531,895
International stocks	92,838,583	—	—	92,838,583
Bond fund	78,795,501	—	—	78,795,501
Pooled funds
BlackRock Equity Index Fund	—	126,589,477	—	126,589,477
Jennison Large Cap Growth Fund	—	98,266,041	—	98,266,041
Hewitt Ennis Knupp funds	—	337,476,416	—	337,476,416
Total	$611,414,008	$562,331,934	$—	$1,173,745,942

For the years ended December 31, 2015 and 2014, there were no significant transfers in or out of Levels 1, 2 or 3, except for in 2015, the Managed AMG Funds Timesquare Midcap fund with a fair value of $23,995,108 was transferred out of Level 1 and into Level 2 due to a change in fund management.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents – Classified as Level 1 as investments are primarily comprised of money market funds and commercial paper with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Best Buy Co., Inc. stock fund – Classified as Level 1 as investments are valued at the closing price reported on the active market on which the individual securities are traded.

Registered investments – Classified as Level 1 as shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Pooled funds – Classified as Level 2 and valued using the net asset value, based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are based on observable inputs. These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds and cash. The Hewitt Ennis Knupp LifeCycle Funds invest in a combination of investments held by the Plan, including the Galliard Stable Value Fund. The Plan can redeem these investments daily. There are currently no redemption restrictions on these investments.

4.	INVESTMENT CONTRACTS

During the years ended December 31, 2015 and 2014, the Plan held investments in Galliard Stable Value Fund (the "Fund"). The Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Fund primarily invests in traditional guaranteed investments contracts ("GICs") and security-backed contracts. As of December 31, 2015 and 2014 all investments were held in security-backed investment contracts.

Traditional GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed crediting rate for a specified period. Interest is accrued on either a simple or fully compounded basis and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest). The contract cannot be terminated before the scheduled maturity date. The Plan’s ability to receive amounts due is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Security-backed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The bond portfolio is owned directly by the Plan. The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy and profitability. The Plan requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.

Security-backed investment contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements or failure of the Plan to be tax qualified.

Limitations on the Ability of the Fund to Transact at Contract Value:

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

•	material amendments to the Plan's structure or administration;

•	complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the redemption of all or a portion of the interests in the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position or accounting requirement applicable to the Plan;

•	changes to competing investment options; and

•	the delivery of any communication to Plan participants designed to influence a participant not to invest in the stable value option.

The Plan sponsor does not consider any of these events probable.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Fund defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2015 and 2014, the Plan's employer stock fund had the following transactions related to the common stock of Best Buy:

	2015	2014
Number of common shares purchased	1,118,550	1,365,142
Cost of common shares purchased	$39,240,930	$38,767,185
Number of common shares sold	1,513,112	1,576,219
Market value of common shares sold	$54,681,083	$48,106,810
Cost of common shares sold	$35,803,371	$31,535,190

State Street Bank and Trust is the trustee of the Plan and manages the SSGA Government Money Market Fund. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Aon Investment Consulting manages the glide path for the Hewitt Ennis Knupp LifeCycle target date funds, which are made up of the underlying funds of the Plan. Aon Investment Consulting is responsible for determining and adjusting the allocation of the LifeCycle target date funds on an annual basis as approved by the Benefits Committee.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants would become 100% vested in the Company’s contributions.

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$1,358,097,664	$1,407,146,590
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	1,641,341
Deemed loan activity	(1,847,467)	(1,319,027)
Net assets available for benefits per Form 5500	$1,356,250,197	$1,407,468,904

As of December 31, 2015, the following is a reconciliation of changes in net assets available for Plan benefits per the financial statements to the Form 5500:

	2015	2014
Decrease in net assets per statement of changes in net assets available for plan benefits	$(49,048,926)	$(28,005,792)
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,641,341)	1,014,573
Changes in deemed loan activity	(528,440)	(164,904)
Net loss per Form 5500	$(51,218,707)	$(27,156,123)

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)
(EMPLOYER IDENTIFICATION NUMBER 41-0907483)
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Description of Investment		Current Value

	CASH AND CASH EQUIVALENTS
*	SSGA Government Money Market Fund	$3,331,233

	REGISTERED INVESTMENT COMPANIES:
	American Beacon Large Cap Value Fund	75,033,721
	Artisan Small Cap Value Fund	55,146,168
	MFS International Equity Fund	109,120,182
	PIMCO Total Return Fund	87,462,806
	Prudential Jennison Small Cap Fund	53,538,526
	RidgeWorth Mid Cap Value Equity Fund	20,560,886
	Total registered investment companies	400,862,289

	POOLED FUNDS:
	BlackRock Equity Index Fund	149,118,735
	Jennison Large Cap Growth Fund	118,215,725
	Managed AMG Funds Timesquare Midcap	23,995,108
*	Hewitt Ennis Knupp Retirement Growth	15,230,867
*	Hewitt Ennis Knupp LifeCycle 2015	7,623,746
*	Hewitt Ennis Knupp LifeCycle 2020	17,586,940
*	Hewitt Ennis Knupp LifeCycle 2025	26,132,521
*	Hewitt Ennis Knupp LifeCycle 2030	31,373,638
*	Hewitt Ennis Knupp LifeCycle 2035	40,526,924
*	Hewitt Ennis Knupp LifeCycle 2040	45,538,641
*	Hewitt Ennis Knupp LifeCycle 2045	54,980,998
*	Hewitt Ennis Knupp LifeCycle 2050	83,794,593
*	Hewitt Ennis Knupp LifeCycle 2055	17,632,439
*	Hewitt Ennis Knupp LifeCycle 2060	4,025,844
	Total pooled funds	635,776,719

	Galliard Stable Value Fund	160,376,538

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	117,666,998

	TOTAL 2015 INVESTMENTS	$1,318,013,777

*	PARTICIPANT LOANS, 4.25%–11.5% interest rate range and maturity dates through November 10, 2028	$36,925,385

*	Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

Best Buy Retirement Savings Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 24, 2016	By:	/s/ CHARLES MONTREUIL
Charles Montreuil
Senior Vice President, Enterprise Rewards and Corporate HR